UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras begins NTS binding phase

—

Rio de Janeiro, July 03, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the press release disclosed on May 15, 2020, announces the beginning of the binding phase regarding the sale of its 10% remaining stake in Nova Transportadora do Sudeste S.A. (NTS).

Potential buyers qualified for this phase will receive a process letter with detailed instructions on the divestment process, including guidelines for due diligence and the submission of binding proposals.

This disclosure complies with Petrobras' divestment guidelines and the special regime of assets divestment by federal mixed capital companies, provided for in Decree 9,188/2017.

This transaction is in line with the portfolio optimization strategy and the improvement of the company’s capital allocation, aiming at maximizing value for our shareholders.

About NTS

NTS is a company that operates in the natural gas transportation sector, currently holding long-term authorizations to operate and manage a pipeline system of about 2,000 km and with capacity to transport 158.2 million m³/d of natural gas.

The NTS pipelines are located in the states of Rio de Janeiro, Minas Gerais and São Paulo (responsible for 50%  of  natural  gas  consumption in  Brazil)  and  are  connected  to  the  Brasil-Bolivia  pipeline, to the  TAG transportation network, to the Baía de Guanabara LNG regasification terminal and to the processing plants of natural gas produced in the Campos Basin and in the Santos Basin pre-salt.

The other partners of NTS are the Nova Infraestrutura Fundo de Investimentos em Participações, an investment fund managed by Brookfield Brasil Asset Management Investimentos Ltda., with equity stake of 82.35% and Itaúsa with 7.65% equity stake.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 3, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer